SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2012

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2011. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “PLDT becomes first PH company with investment grade ratings from global credit watchers” that we filed with the Securities and Exchange Commission and the Philippine Stock Exchange.	7

Exhibit 1

July 9, 2012

The Philippine Stock Exchange
Disclosure Department
Tower One and Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT becomes first PH company with investment grade ratings from global credit watchers”.

The same shall serve as our disclosure pursuant to the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

July 9, 2012

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

We submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT becomes first PH company with investment grade ratings from global credit watchers”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	July 9, 2012

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.	PHILIPPINES 6. (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT becomes first PH company with investment grade ratings from global credit watchers”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: July 9, 2012

Exhibit 1

PLDT Press Release

PLDT becomes first PH company with investment grade ratings from global credit watchers

MANILA, Philippines, July 9, 2012 – Telecoms leader PLDT has earned the distinction of being the first Philippine company to be given investment grade credit ratings by all three (3) major international credit watchers, following a recent upgrade by Standard & Poor’s Ratings Services.

“We are gratified that PLDT is the first corporate in the country to obtain such ratings from the three major global credit watchers – S&P, Moody’s Investors Service, and Fitch Ratings,” said PLDT President Napoleon Nazareno.

S&P raised on Thursday PLDT’s long–term foreign currency credit rating to Investment Grade at ‘BBB’- from ‘BB+’ previously, following the recent Philippine sovereign credit rating upgrade.

S&P said the outlook on the PLDT rating is “stable”. The credit watcher also reported that the ASEAN scale long-term rating on PLDT has also been raised to ‘aXA-‘ from ‘axBBB+’.

Last May, Moody’s improved its outlook on PLDT’s ratings to ‘positive’ from ‘stable’ with the foreign currency bond and local currency issuer ratings at ‘Baa3’ which is considered ‘Investment grade’.

Fitch, on the other hand, affirmed in November 2011 PLDT’s long-term foreign and local currency issuer default ratings at ‘BBB-‘ and ‘A-‘, respectively. The ratings of Moody’s and Fitch are also considered ‘investment grade’.

“We are pleased with the recent credit rating action by S&P. The overall financial strength and competitive advantage of PLDT are reflected in the distinction of being

Exhibit 1

the only Philippine company whose debt ratings are similarly regarded as investment grade by all three international rating agencies. This also affirms the soundness of our business strategy to transform PLDT into a multi-media services group which has placed the company in the best possible position to enhance its leadership position far into the future,” said PLDT Chairman Manuel V Pangilinan.

S&P credit analyst Paul Draffin took note of “PLDT’s strong position in the domestic market, diversified services, integrated network, and solid cash flow measures”, saying these mitigate “the country and macroeconomic risk of the Philippines and intense competition in the matured domestic cellular market.”

PLDT remains the leading player in the local telecoms sector with 68% of the cellular market, 64% of the broadband market, and 65% of the fixed line business.

The company earlier announced plans to expand into multi-media services through an investment in MediaQuest Holdings, owner of direct-to-home Pay-TV operator Cignal TV and television network TV5, through its wholly-owned subsidiary ePLDT.

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups –fixed line, wireless, and Business Process Outsourcing or BPO – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Exhibit 1

Contact person:

Ramon R. Isberto
PLDT Spokesperson
Tel. No.: +63 2 5113101
Fax No.: +63 2 5113100

Mikey G. Smyth
Head — Corporate ATL Marketing Communications
PLDT ALPHA Enterprise
Email: cgsmyth@pldt.com.ph

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr.

Name : Florentino D. Mabasa, Jr. Title : First Vice President and Assistant Corporate Secretary

Date: July 9, 2012